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                            November 16, 2023

       Larry Lei Wu
       Chief Executive Officer
       GigaCloud Technology Inc
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central, Hong Kong

                                                        Re: GigaCloud
Technology Inc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41454

       Dear Larry Lei Wu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       (y) Segment Reporting, page F-29

   1. It appears from your disclosures on pages 104, 105, and 110 that you service global marketplaces including
the U.S., the U.K., Germany and Japan, and have warehouses in those countries along
with corporate headquarters in China. Please revise your footnotes to provide required
geographic information in accordance with ASC 280-10-50-41 or tell us why this information
is not required.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Larry Lei Wu
GigaCloud Technology Inc
November 16, 2023
Page 2

       Please contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 with any questions.



FirstName LastNameLarry Lei Wu                         Sincerely,
Comapany NameGigaCloud Technology Inc
                                                       Division of Corporation
Finance
November 16, 2023 Page 2                               Office of Trade &
Services
FirstName LastName